FIRST AMENDMENT

TO THE

CO-VENTURE AGREEMENT

WHEREAS, on or about January 16, 2015, VirTra Systems Inc. (“VirTra”) and Modern Round, L.L.C. (“Modern Round”) did enter into that certain Co-Venture Agreement (the “Agreement”);

WHEREAS, the Parties now wish to modify certain terms and conditions of the Agreement and/or add certain terms and conditions to the Agreement;

NOW THEREFORE, in consideration of the premises and the faithful performance of the covenants herein contained, IT IS FURTHER AGREED:

1. Definitions. For the purposes of this First Amendment to the Co-Venture Agreement (the “Amendment”), all capitalized terms not specifically defined herein shall have the meaning assigned to them in the Agreement.

2. Agreement Modifications. By this Amendment, the following amendments and modifications to the Agreement apply.

The following definition is added to Section I (Definitions).

1.57 “LBE” means an established stand-alone location-based entertainment company (e.g., Dave & Buster’s in Dallas, Texas) such as Dave & Buster’s, Main Event Entertainment, and Lucky Strike Entertainment (each an “LBE.

Section 3.4 is hereby added to the Agreement.

3.4 Sublicensing. During the Term and subject to Modern Round’s material compliance with the terms and conditions of the Agreement, Modern Round may enter into one or more sublicensing and revenue-sharing agreements with one or more LBEs to offer the Concept provided, however, that no Modern Round affiliated company or entity, owner, officer, director, employee, or family member of any such person or entity (each an “Interested Party”) can have any interest in any contracted LBE that would provide any such Interested Person or entity with any material remuneration, financial or commercial benefit. The LBE locations are not licensed to use any VirTra trademarks in conjunction with the Concept.

Section 5.4(d) is hereby added to the Agreement.

5.4(d) LBE Royalties. For any LBE sublicensed by Modern Round hereunder, Modern Round shall pay royalties to VirTra equal to 10% of the revenue paid to Modern Round within thirty (30) days of the end of each month; provided, however, if Modern Round does not incur the equipment cost of any LBE sublicensed by Modern Round, VirTra will be paid a royalty equal to 14% of the revenue paid to Modern Round within thirty (30) days of the end of each month..

3. Warrants. The attached Exhibit A is an agreement between the parties for VirTra to provide a cash out payment to Modern Round and cancel all Warrants granted in Section 5.3(b)(1) and Section 5.3(b)(2) under the Agreement.

4. Further Assurances. Except as expressly set forth herein, all other provisions, terms, and conditions set forth in the Agreement remain in full force and effect, without modification, and the Parties to this Amendment reaffirm their respective obligations thereunder. If any clause in this Amendment is found to be in conflict with the Agreement then the terms and conditions of this Amendment shall supersede the terms and conditions of the Agreement.

5. IN WITNESS WHEREOF, the duly authorized representatives of the Parties have executed this First Amendment to the Co-Venture Agreement to be effective as of the last date shown below.

VirTra, Inc.	Modern Round, Inc.

/s/ Bob Ferris	/s/ Ronald L. Miller, Jr.
Signature	Signature

Bob Ferris CEO	Ronald L. Miller, Jr.
Printed Name and Title	Printed Name and Title VP & CFO

8/16/17	8/16/17
Date	Date